Free Writing Prospectus Registration Statement No. 333-131266 Dated June 4, 2008 Filed pursuant to Rule 433

MARKET VECTORS

Prices | Month End Returns | Quarter End Returns 1.888.MKT.VCTR

Market Vectors ETNs — Indicative Value Prices

Home
Prices and Returns
Product Facts
Index Facts
Index Values and Returns
Literature
Prospectuses
How to Purchase
In the News
Request Literature
Contact Us

Indicative Values | Market Values

June 03, 2008

Product Name	Last Indicative Value	Daily Change Last Intraday Indicative Value	YTD Change Last Intraday Indicative Value	Historical Closing Indicative Values
Single Exposure ETNs				
CNYIV Chinese Renminbi/USD ETN	$39.51	($0.08) + 0.0%	n/a	
INRIV Indian Rupee/USD ETN	$38.52	($0.08) + 0.0%	n/a	
Double Exposure ETNs				
URRIV Double Long Euro ETN	$39.81	($0.39) - 0.0%	n/a	
DRRIV Double Short Euro ETN	$40.20	$0.40 + 0.0%	n/a	

Intraday and Closing Indicative Values, calculated and published by Bloomberg or a successor under the ticker symbol listed on this page, are meant to approximate the intrinsic economic value of each ETN. Intraday and Closing Indicative Values are for reference purposes only; not a price or quotation, or an offer or solicitation for purchase, sale, redemption, or termination. Intraday and Closing Indicative Values do not reflect transaction costs, credit considerations, market liquidity, or bid-offer spreads. Actual trading prices of ETNs may differ from their Intraday and Closing Indicative Values.

The Market Vectors Currency ETNs are senior unsecured debt obligations of Morgan Stanley that do not pay interest or guarantee the return of principal.

The amount investors will be paid on their Market Vectors Currency ETNs at maturity or on any earlier repurchase date will depend on the index closing value of the underlying index on the applicable valuation date(s) and on the amount of investor fees that will have accumulated with respect to the Market Vectors Currency ETNs. Because the investor fees reduce the amount of payment you may receive at maturity or upon any earlier repurchase, the level of the underlying index on the applicable valuation date(s) must increase sufficiently to compensate for the deduction of the investor fees in order for you to receive at least the amount of your initial investment in the Market Vectors Currency ETNs at maturity or upon our earlier repurchase. In order to require the issuer to repurchase the Market Vectors Currency ETNs, investors must make the request with respect to at least 50,000 Market Vectors Currency ETNs. **Depending on the index level on the applicable valuation date(s), investors could lose a substantial portion or even all of their investment.**

In the case of the Market Vectors Double Exposure ETNs (Double Long and Double Short strategies), if the closing indicative value of the ETNs is less than or equal to $1.00 per ETN for any index business day, the maturity date of the ETNs will be accelerated and the ETNs will return only a de minimis amount, or zero.

Market Vectors Currency ETNs can be bought and sold through your broker at any time and will be subject to brokerage commissions.

Morgan Stanley, the issuer of the Market Vectors Currency ETNs, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Morgan Stanley has filed with the SEC for more complete information about the issuer and the offering of the Market Vectors Currency ETNs. You may get these documents for free by clicking here or EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a free copy of the prospectus by calling Van Eck Securities Corporation at 1.888.MKT.VCTR; you may also request a copy from Morgan Stanley or any other dealer participating in this offer.

Van Eck Global SINCE 1955

Market Vectors Currency ETNs are subject to significant risk of loss. Risks include exposure to: single currency exchange rates; differences between the currency forward contracts tracked by the underlying index and the official spot rate; changes in the volatility of the underlying index; changes in the currency markets during hours when the Market Vectors Currency ETNs are not trading; changes in interest rate levels; government intervention in the currency markets; geopolitical conditions and economic, financial, regulatory, political, judicial or other events that affect the foreign exchange markets;
and Morgan Stanley's creditworthiness.

In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government regulation and intervention. As a result, the market value of the Market Vectors Currency ETNs will vary and may be less than the amount of your initial investment at any time over the term of the ETNs.

Market Vectors Double Exposure ETNs are also subject to additional significant risks associated with leverage. Any movement in the spot exchange rate or any differential between short-term interest rates will have two times leveraged impact on the underlying index. Additional risks associated with Market Vectors
Double Exposure ETNs include adverse effects of interest rates on the index. In addition, the daily rebalancing of the index may dampen the positive effect or amplify the negative impact of currency movements on the index level.

"Standard & Poor's(R)," "S&P(R)," "S&P Chinese Renminbi Total Return Index" and
"S&P Indian Rupee Total Return Index" are trademarks of The McGraw-Hill
Companies, Inc. and have been licensed for use by Morgan Stanley. The Market
Vectors Currency ETNs are not sponsored, endorsed, sold or promoted by The
McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the Market Vectors
Currency ETNs.

Van Eck Securities Corporation is the exclusive marketer of the Market Vectors
Currency ETNs.

FEEDBACK |  SITE MAP | LEGAL